SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-03006

PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a. Press release regarding the unaudited
consolidated financial results of PLDT Inc. (the
“Company”) as at and for the year ended December
31, 2016;
b. Annual Meeting of Stockholders of the Company
(date of meeting, record date, last day for
receiving nominations for election of
directors/independent directors, last day for
receiving proxies, date of validation of proxies);
and
c. Cash dividend declaration on the Company’s
Common Stock and Voting Preferred Stock.

Exhibit 1

March 7, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2016.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 7, 2017

Securities & Exchange Commission
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2016.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	L	D	T		I	N	C.

(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,774 As of January 31, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	8168534
	Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. March 7, 2017

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office            Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

[graphic]

CONSOLIDATED SERVICE REVENUES FOR FY2016 AT P147.6 BILLION
3% LOWER THAN THE PREVIOUS YEAR

CORE NET INCOME AMOUNTED TO P27.9 BILLION
LESS 21% THAN FY 2015

CORE EBITDA DECLINED BY 6% TO P65.8 BILLION DUE TO
LOWER WIRELESS REVENUES AND HIGHER PROVISIONS,
EBITDA MARGIN AT 42%

PLDT HOME AND ENTERPRISE, WHICH ACCOUNT FOR 47% OF CONSOLIDATED REVENUES, NET OF INTERNATIONAL,
SET THE PACE FOR GROWTH,
COMBINED REVENUES UP BY 10% TO P59.9 BILLION

MOBILE AND FIXED NETWORKS CONTINUE IMPROVEMENTS,
STARTING TO BOOST INTERNET SPEEDS AND QUALITY

TOTAL REGULAR DIVIDENDS OF P77 PER SHARE FOR 2016
REPRESENTING 60% OF 2016 CORE EARNINGS

MANILA, Philippines 7th March 2017 – PLDT Inc (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the full year 2016 with Consolidated Service Revenues, net of P9.6 billion in interconnection costs, amounting to P147.6 billion, three percent (3%) less than the previous year.  Excluding international and national long distance (ILD and NLD) revenues and interconnection costs, consolidated service revenues added up to P133.5 billion, only one percent less than 2015.

Consolidated Core Income reached P27.9 billion, 21% lower than the prior year, mainly due to lower EBITDA and costs arising from higher capital expenditures to support ongoing expansion of the fixed and mobile networks of PLDT and its mobile subsidiary Smart Communications.  Net of asset sales, accelerated depreciation, one-time provisions and subsidies, as well as lower taxes from deferred tax assets recognized during 2016, Recurring Core Income amounted to P20.2 billion.

Consolidated Core EBITDA declined by 6% to P65.8 billion, representing a margin of 42%, due largely to lower wireless service revenues and higher provisions, moderated by lower cash operating expenses.  Including one-time provisions and handset subsidies, the underlying EBITDA amounted to P61.2 billion. Consolidated EBITDA margin on this basis stood at 39% after improvement were posted in the 3rd and 4th quarters.

In line with PLDT’s dividend policy, a Final Regular Dividend of P28 per share will be paid on 6th April 2017 to shareholders on record as of 21st March 2017.  Combined with the interim regular dividend of P49 per share last August 2016, this brings the dividends per share for the year to P77, or 60% of 2016 core earnings.

PLDT’s Net Debt and Net Debt to EBITDA as of end December 2016 rose to US$2.9 billion and 2.36 times, respectively, due to additional obligations arising from the acquisition of the telecom business of San Miguel Corporation.  Gross debt amounted to US$3.7 billion, of which only 9% is unhedged. Refinancing facilities for 2017 maturities, including a US$228 million bond which was repaid on 6th March 2017, are in place.

As of end December 2016, PLDT’s investment grade ratings remain unchanged.

Contribution of Business Units: Data lead the way

Viewed in terms of the contribution of the Company’s major business units, PLDT Home and Enterprise, which together account for 47% of consolidated service revenues, net of International businesses, have set the pace, growing by 10% to P29.3 billion and 9% to P30.6 billion, respectively. Data and broadband have been the key growth drivers for both business units.

In the case of PLDT Home, data and broadband revenues grew 14% to P17.6 billon and now account for 60% of its service revenues.  For the Enterprise Group, these service revenues rose by 22% to P19.2 billion and comprise 63% of its total.

The Wireless Consumer Business Group, which consists of the mobile services for individual customers of Smart and Sun, generated service revenues of P66.4 billion – 9% lower than the previous year, due to declines in SMS and domestic voice revenues.  On the other hand, mobile data grew 20% and now accounts for 34% of total service revenues, ahead of SMS and domestic voice revenues with shares of 33% each.

“We faced very tough tests in the past year as competition intensified and the shift to digital services accelerated. Our results reflect the impact of these challenges, but also point to us the way forward.  We are focused on growing our data and digital services.  We are doing this by building more advanced and resilient fixed and mobile networks and offering compelling digital services.  We are capitalizing on the momentum of our Home and Enterprise businesses, which have more headroom for growth and enjoy significant advantages in terms of superior digital network infrastructure and brand strength.  Considering that starting 2017, more than 50% of our revenues (net of ILD), from Home and Enterprise represent a significant engine for growth. At the same time, we are re-energizing our wireless consumer business by focusing on quality subscribers.  Number of subscribers is not as important metric as it was before. We are improving customer experience through better network services, and, by offering progressively more relevant and targeted products and services,” said Manuel V. Pangilinan, PLDT Chairman and CEO.

Network Build-out:  Promising initial results

Underpinning PLDT’s digital pivot is its drive to build superior fixed and mobile networks through a comprehensive network modernization and expansion program.

Substantial resources are being channeled into this effort. Of the P48 billion allocated for capex in 2016, P42.8 billion were actually spent.  The balance pertains to projects pending completion or acceptance.  Capex for 2017 is budgeted at P46 billion, inclusive of carry-overs from 2016.

These investments have been producing promising results in improving overall network quality.

The integration of the mobile networks of Smart and Sun for example was completed in the last quarter of 2016, improving coverage for subscribers of both brands while generating operational cost savings.

The roll-out of enhanced 4G and 3G coverage using low-band frequencies (including the 700 Mhz band obtained through the purchase of SMC’s telecom business) was completed in Boracay and in Metro Davao and is in progress in Metro Manila and Metro Cebu.

As a result, Smart’s LTE outdoor coverage now blankets 98% of Metro Davao, while its indoor coverage has increased six times – from 11% to 66% of the Metro area.  Average download speeds of Smart’s 3G service increased nearly 6 times to 6 Mbps, while LTE speeds jumped more than four times to 17 Mbps.

Similar impressive results are beginning to show in Metro Manila and Metro Cebu even though the roll-out is still ongoing.  Initial tests in Metro Cebu for example produced average LTE download speeds of nearly 20 Mbps and average 3G download rates of 6 Mbps in the areas where the new cell site facilities have been installed. In Rizal, Metro Manila, the average download rates in the areas where cell sites have been upgraded are 23.3 Mbps for LTE.

Moreover, in some cell sites where LTE-Advanced equipment has been installed, speeds in excess of 90 Mbps have been registered on LTE-A capable handsets.  Such download rates are being achieved using a capability of LTE-A called “carrier aggregation” which provides subscribers with access to the combined capacity of two or more frequency bands.

As part of this effort, Smart has deployed cell site equipment using the low- and high-band frequencies previously assigned to SMC in over 2,000 sites all over the country.  This is part of Smart’s three-year plan to bring high-speed LTE coverage to 70% of the population by end-2017 and 95% of the country’s cities and municipalities by 2018.

“The roll out of our LTE network is strategic not only because it gives an immediate boost to internet speeds and reliability, but also because this lays the foundation for further improvements.  First, as more LTE-A capable handsets become available, we can turn on the carrier aggregation feature of LTE and quickly raise internet speeds even more.  Second, we are conducting our LTE roll out in ways that prepare us for the arrival of 5G, which is just three years away,” said Joachim Horn, PLDT and Smart chief technical and information adviser.

Alongside the expansion of its mobile data network, Smart is also deploying a robust network of carrier-grade WiFi installations, initially in 20 major airports, four seaports and the Light Rail Transit System in Metro Manila.  Moving forward, Smart WiFi is being deployed in a growing number of public spaces of local governments and commercial areas, schools and retail, entertainment and other establishments.

With respect to PLDT’s fixed line network, the deployment of fiber-to-the-home (FTTH) has been stepped up and now already covers 2.8 million homes passed by end-2016.  The target is to reach 4.4 million homes passed by end-2017 and about 6 million homes by 2020.

Complementing the deployment of fiber lines, PLDT is also rolling out this year hybrid fiber technologies such as G.fast that deliver fiber-like speeds through copper lines in buildings and residences.  This will transform PLDT’s extensive copper network into powerful channels for delivering high-speed internet services. This year, we intend to equip 1.7 million of our copper lines with G.fast to enhance our ability to deliver FTTH-like speed and quality to our customers.

To transport the growing data traffic of its fixed line and mobile networks, PLDT is boosting the capacity and redundancy of its domestic transport and distribution network which now has over 140,000 kilometers of fiber optic cables. It is also increasing the capacity of its international cable systems and investing in new ones in anticipation of higher data traffic as fixed and mobile networks move to higher speeds.

Wireless Consumer Group: Stepping up the shift to data

Given the progress in the Group’s network modernization program, the Wireless Consumer Group is stepping up efforts to shift more and more of its subscribers to data and digital services.  This effort is taking place on several fronts.

Moving forward, all the mobile phones that Smart is promoting in its various prepaid and postpaid offers are LTE-compatible handsets.  This effort to promote LTE devices, which can fully utilize the upgraded network being deployed, started in 2016 and has been gaining traction.

Among others, the shift is being done through partnerships with leading smartphone manufacturers such as MyPhone, Oppo, O+ USA and Starmobile which offer mid-range and affordable LTE devices bundled with Smart LTE Sim cards.

Smart is also stepping up its efforts to encourage its retailer network to use smart phones and promote various data service packages.  While the thrust is emphatically on data, Smart is also balancing its popular data offers such as GigaSurf 50 by enhancing it with an Unli text offer to all networks.   In the case of All Out Surf packages, data is combined with Unli all-net SMS and allocations for calls to Smart, TNT and Sun. Today’s plans are bundles of SMS and calls, but principally anchored on data, in step with how the customer is changing.

In Smart postpaid, the thrust is to provide customers with more and better choices.  A new set of enhanced Giga Plans has just been launched which offer a wide range of choices with price points ranging from Plan 399 with 3 Gb of data to Plan 2999 with a data allocation of 36 Gb, depending on the customer’s budget and usage needs.

The new Giga postpaid plans also offer subscribers a range of LTE smartphones to choose from that can be paid for on an installment basis rather than a one-time payment.  These new plans also offer a wider range of choices in terms of digital apps and content that can be enjoyed by subscribers as part of their personal bundles.

“Our thrust is to give our subscribers more quality choices – choices that more closely match their needs and aspirations, particularly as the shift to data happens for the broader segment of the market.  To support this effort, we are relying increasingly on data analytics as well as on-the-ground verification.  In the end, digital is personal.  The power of digital is that it enables companies to go granular, to have one-on-one conversations with their customers and to address their needs in much more targeted and effective way,” said Ernesto R. Alberto, PLDT Executive Vice President and Chief Revenue Officer.

Another initiative that the PLDT Group is pursuing is converged offers.  This is done by bundling PLDT’s fixed line services with the mobile services of Smart, as well as content from CignalTV.  In January 2016, PLDT Home introduced the country’s first data sharing plan (Speedster Fam Plan 1299) that allows fixed line subscribers to share their data allocation with up to four Smart mobile phone lines bundled with the plan.  This initiative won the digital innovation award from the CIO Asia Awards.

The mobile business is also offering bundled services with Smart and Sun now both offering prepaid packages that include voice calls to Smart, Sun, TNT and PLDT landlines.  Sun’s new TU200 prepaid package for example includes five hours of calls to Sun, Smart, TNT and PLDT landlines along with generous text messaging and mobile app chat allocations.

Finally, PLDT Home is offering bundled services in fixed line voice and data with video content with CignalTV, branded “Cignal over Fibr.”

PLDT Home: Building on strengths, seizing opportunities

PLDT’s extensive and robust fixed line and digital infrastructure gives its Home and Enterprise Groups the opportunity to capture the large growth opportunities in their respective markets which have much lower penetration rates than the mobile consumer market.

The fast-expanding footprint of PLDT’s FTTH service now reaches the country’s key urban areas in the North such as the cities of Laoag, Baguio, Vigan and Tuguegarao stretching down to the major cities of the South such as Davao, Cotobato, General Santos, Koronodal and Zamboanga.  The deployment of hybrid fiber technologies this year will further extend the reach of PLDT’s fiber-speed internet service.

PLDT Home’s new suite of Fibr plans makes its unmatched high-speed internet service available to households in these areas either on data volume or time-based based allocations, with data speeds ranging from 3 Mbps to 1 Gbps at affordable rates.  This connectivity service provides a robust and cost-efficient platform for PLDT Home to offer its growing portfolio of entertainment, “peace of mind” and other “Smart Home” services.

PLDT Home now offers for example the widest range of live TV and video-on-demand content through the efforts of its affiliate, Cignal TV and its partnerships with leading global content providers and aggregators such as Roku, Iflix, Netflix as well as leading Philippine entertainment content providers such as iWant TV.  It has also partnered with global e-commerce giant Amazon to provide an enhanced online shopping experience for Filipino families, including online books via the popular Kindle e-book reader.

PLDT Home is also progressively enhancing its suite of family security services which now include Fam Cam, the CCTV service that lets parents check and talk with their children at home while they are at work; Fam Zone, which enables parents to properly manage their children’s access to the Internet; and Smart Watch, which allows parents to track their children’s locations and get notifications when they go beyond a pre-defined “safe zone”.

“We are building the Smart Home where life for Filipino families will be safer, more convenient and productive because of our growing suite of digital solutions,” Oscar Enrico A. Reyes, Jr., PLDT First Vice President and Head of PLDT Home.

PLDT Enterprise: Promoting converged digital solutions

PLDT’s Enterprise Group is moving aggressively to address the rapidly growing appetite of enterprises and Government agencies – large and small – for solutions that combine fixed line and mobile connectivity with digital platforms.  It is uniquely positioned to do so because of its best-in-class infrastructure, partnerships with global technology leaders and its extensive and longstanding relationships with the country’s leading businesses and key government agencies.

“Business and government are now keenly aware that the 4th Industrial Revolution – the Digital Tsunami – is really upon us.  They realize that to be competitive their organizations must embrace now digital solutions to make their operations more efficient and their relationships with customers more engaging.  And it’s no longer just large corporations and big state agencies.  SMEs and local governments want digital solutions too,” said Juan V. Hernandez, PLDT First Vice President and head of the PLDT Enterprise.

Aligning its efforts with industry roadmaps, PLDT has built the country’s largest and most resilient network of data centers in different parts of the country.  In March 2017, PLDT subsidiary ePLDT opened its eighth data center in Davao City (the first in Mindanao) and its ninth in the Clark Freeport zone, Pampanga. It is scheduled to open its 10th Vitro data center in Cebu by end-2017 which will give PLDT’s data center network an unmatched total capacity of over 9,000 racks.

With these digital platforms, PLDT is offering cloud solutions that for example enable companies to provide an enhanced and secure web service for their customers in partnership with Akamai, a global leader in content delivery network (CDN) services provider for media and software delivery, and cloud security solutions.

PLDT Enterprise recently launched Smart SOS Dispatch, a cloud-based emergency communications system designed for local governments and communities, corporations, and even university campuses.  It combines Smart’s extensive mobile phone service with the Genaker IP-based PTT (Push To Talk) application that enables 1-to-1 or 1-to-many communications, for coordinating emergency response teams.

Voyager Group: Focus on eCommerce and ePayments

Among the solutions being offered by PLDT Enterprise to its customers are eCommerce and ePayments solutions developed by Voyager Innovations Group, the digital arm of PLDT and Smart.

Voyager solutions such as TackThis! and Takatack now power the online stores of leading companies like Philippine Airlines, Uber, MyPhone, ShopTV and top fashion brands like Giordano and Folded & Hung.  Its Takatack Rewards is enabling companies like Unionbank and a number of business outsourcing companies to engage their employees with rewards and benefits.  Voyager’s freenet enables companies to engage customers with free sponsored data access to their apps and websites while hatch and VYGR deliver rich mobile marketing and digital advertising campaigns for enterprises.

The PayMaya app remains the leading mobile payment application in the Philippines, maintaining its No. 1 spot in Google Play Philippines since November 2015.  PayMaya’s growth is being sustained by strong uptake by millennials, various tactical promotions and strategic collaborations with top global tech brands like Uber and Paypal.  In October 2016, Smart launched the Smart Mastercard, the prepaid payment card for Smart, Sun and TNT subscribers, powered by PayMaya.

PayMaya Business is the leading mobile payments acquirer in the Philippines, allowing leading companies to accept card payments through their mobile app, webite or physical point of sale terminals.  Its most recent collaboration has been with the Metro Pacific Tollways Corporation to enable the first Mastercard contactless and beep card payments acceptance in the North Express Tollways and the Cavite Expressway.

Conclusion

“In 2016, PLDT and its subsidiaries have all recognized the need to undertake a ‘digital pivot’ to maintain and enhance its market leadership, amid major shifts in technologies and market.  As a result, we have embarked on a three-year journey to profoundly transform our business and organization.  We are building superior, future-proof networks and IT platforms to deliver the best possible service experience to our customers.  We have revamped our organization and are undertaking efforts to implant a digital corporate culture that will enable us to better serve our customers in this digital age,” Pangilinan said.

Pangilinan said that the appointment of new senior executives in the fields of Network, HR, Customer Experience and Data Analytics, and Platforms strengthens PLDT’s efforts to better serve customers in a focused and systematic way.

He cited among others the designation of Eric Alberto as Chief Revenue Officer and Atty. Ray C. Espinosa as Chief Corporate Services Officer as among the measures taken to create an organizational framework that will raise to a new level collaboration among various business units within the PLDT Group.

“The year 2016 has been a period for resetting of the many dials of our Company.  Profitability has been reset to a lower level, reflecting the impact of the changes in the business, our customer base and our organization.  This has provided us a new baseline from which we can build upon, and grow.  This new reference point is the P20.2 billion in Recurring Core Income without exceptionals that was attained in 2016.  From there, we are setting out to achieve sequential recovery in profitability, starting with an increase in the Recurring Core Income to P21.5 billion in 2017, a growth of 6+% — the first time in three years.  That will be put us back on the path to sustained growth and improving profitability, this year and in the coming years” he added.

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2016 and 2015
(in million pesos)

	2016	2015
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property and equipment	203,188	195,782
Investments in associates and joint ventures	56,858	48,703
Available-for-sale financial investments	12,189	15,711
Investment in debt securities and other long-term investments – net of
current portion	374	952
Investment properties	1,890	1,825
Goodwill and intangible assets	70,280	72,117
Deferred income tax assets – net	27,183	21,941
Derivative financial assets – net of current portion	499	145
Prepayments – net of current portion	7,056	3,475
Advances and other noncurrent assets – net of current portion	9,473	3,003

Total Noncurrent Assets	388,990	363,654

Current Assets
Cash and cash equivalents	38,722	46,455
Short-term investments	2,738	1,429
Trade and other receivables	24,436	24,898
Inventories and supplies	3,744	4,614
Current portion of derivative financial assets	242	26
Current portion of investment in debt securities and other long-term investments	326	51
Current portion of prepayments	7,670	5,798
Current portion of advances and other noncurrent assets	8,251	8,170

Total Current Assets	86,129	91,441

TOTAL ASSETS	475,119	455,095

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,488	130,517
Retained earnings	3,483	6,195
Other comprehensive loss	(20,894)	(18,202)
Total Equity Attributable to Equity Holders of PLDT	108,175	113,608
Noncontrolling interests	362	290

TOTAL EQUITY	108,537	113,898

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at December 31, 2016 and 2015
(in million pesos)

	2016	2015
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	151,759	143,982
Deferred income tax liabilities – net	3,567	3,704
Derivative financial liabilities – net of current portion	2	736
Customers’ deposits	2,431	2,430
Pension and other employee benefits	11,206	10,197
Deferred credits and other noncurrent liabilities	15,604	21,482

Total Noncurrent Liabilities	184,569	182,531

Current Liabilities
Accounts payable	52,950	52,679
Accrued expenses and other current liabilities	92,219	84,286
Current portion of interest-bearing financial liabilities	33,273	16,911
Provision for claims and assessments	897	897
Dividends payable	1,544	1,461
Current portion of derivative financial liabilities	225	306
Income tax payable	905	2,126

Total Current Liabilities	182,013	158,666
TOTAL LIABILITIES	366,582	341,197

TOTAL EQUITY AND LIABILITIES	475,119	455,095

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2016, 2015 and 2014
(in million pesos, except earnings per common share amounts which are in pesos)

	2016	2015	2014
	(Unaudited)	(Audited)
REVENUES
Service revenues	157,210	162,930	164,943
Non-service revenues	8,052	8,173	5,892

	165,262	171,103	170,835

EXPENSES
Depreciation and amortization	34,455	31,519	31,379
Compensation and employee benefits	19,928	21,606	18,749
Cost of sales	16,753	16,389	13,512
Repairs and maintenance	15,212	15,035	14,988
Asset impairment	11,042	9,690	6,046
Interconnection costs	9,573	10,317	10,420
Professional and other contracted services	9,474	8,234	7,748
Selling and promotions	7,687	9,747	10,619
Rent	6,912	6,376	6,692
Taxes and licenses	3,782	4,592	4,563
Insurance and security services	1,739	1,797	1,884
Communication, training and travel	1,253	1,349	1,552
Amortization of intangible assets	929	1,076	1,149
Cost of content	576	225	–
Other expenses	1,244	1,316	1,156

	140,559	139,268	130,457

	24,703	31,835	40,378

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	1,181	3,241	3,841
Interest income	1,046	799	752
Gains (losses) on derivative financial instruments – net	996	420	(101)
Foreign exchange losses – net	(2,785)	(3,036)	(382)
Financing costs – net	(7,354)	(6,259)	(5,320)
Other income (expenses) – net	4,284	(362)	4,980

	(2,632)	(5,197)	3,770

INCOME BEFORE INCOME TAX	22,071	26,638	44,148
PROVISION FOR INCOME TAX	1,909	4,563	10,058

NET INCOME	20,162	22,075	34,090

ATTRIBUTABLE TO:
Equity holders of PLDT	20,006	22,065	34,091
Noncontrolling interests	156	10	(1)

	20,162	22,075	34,090

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	92.33	101.85	157.51
Diluted	92.33	101.85	157.51

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213 Fax No: 844-9099	Tel No: 816-8024 Fax No: 810-7138	Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

March 7, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

March 7, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,774 As of January 31, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 7, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on March 7, 2017:

1.	The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2017:

(a)	The Annual Meeting of Stockholders of the Company will be held on June 13, 2017 at 3:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”). Per the By-Laws of the Company, the annual meeting of stockholders shall be held on the second Tuesday in June.

(b)	The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 17, 2017. The stock and transfer books of the Company will not be closed.

(c)	The last day for filing proxies in connection with the Annual Meeting is on June 6, 2017.

(d)	The validation of proxies in connection with the Annual Meeting will be done on June 8, 2017.

(e)	In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 15, 2017.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

2.	The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at December 31, 2016, which are sufficient to cover the total amount of dividends declared.

a.	Final regular dividend of 28.00 per outstanding share of the Company’s Common Stock, payable on April 6, 2017 to the holders of record on March 21, 2017.

b.	2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending April 15, 2017, payable on April 15, 2017, to the holder of record on March 30, 2017.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

March 7, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 7, 2017